February 3, 2012

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

Re:         WNC Housing Tax Credit Fund VI, L.P., Series 12
Form 10-K
Filed August 26, 2011
File No. 000-52840

Dear Mr. Gordon:

The registrant is in receipt of your letter to me dated January 24, 2012, respecting the above-referenced registrant (the “Partnership”).

Our responses to the comments included in your letter are set forth below, numbered to correspond to the numbered comments in your letter.  References to “the 10-K” are to the above-referenced Annual Report on Form 10-K:

1.
This will confirm that all audit reports upon which our principal auditor relied have been included in the 10-K.  These reports relate to the Sunflower L P. and Memphis 2004.0 LP, subsidiaries.  The reconciliation requested  is set forth below:

Net Investment:	3/31/2011	3/31/2010	3/31/2009	3/31/2008	3/31/2007	3/31/2006	3/31/2005

Sunflower L. P.	$ 169,194	$ 184,509	$ 196,179	$ 225,783	$ 284,377	$ 299,367	$ -

Memphis 2004.0 L. P.	$ 3,514,258	$ 3,938,526	$ 4,362,787	$4,786,474	$4,886,586	$ 5,233,950	$ -

Total:	$ 3,683,452	$ 4,123,035	$ 4,558,966	$ 5,012,257	$5,170,963	$ 5,533,317	$ -
Amount per opinion:	$ 3,683,462	$ 4,123,035	$ 4,558,966	$ 5,012,257	$5,170,963	$ 5,533,317	$ -

Mr. Daniel L. Gordon
February 3, 2012

Net Income (Losses):	3/31/2011	3/31/2010	3/31/2009	3/31/2008	3/31/2007	3/31/2006	3/31/2005

Sunflower L. P.	$ (15,311)	$ (11,670)	$ (29,604)	$ (58,596)	$ 3,966	$ 12,959	$ -

Memphis 2004.0 L. P.	$(424,262)	$ (424,262)	$ (423,686)	$(625,005)	$ (347,364)	$ -	$ -

Total:	$(439,573)	$ (435,932)	$ (453,290)	$(683,601)	$ (343,398)	$ 12,959	$ -
Amount per opinion:	$(439,573)	$ (435,932)	$ (453,290)	$(683,601)	$ (343,398)	$ 12,959	$ -

2.
This will confirm that the local limited partnership investment in Memphis 2004.0 LP is significant at the 20% level as set forth in Rule 1-02(w) of Regulation S-X. The registrant has provided separate financial statements for the investment, as required by Rule 3-09 of Regulation S-X, by filing those statements as Exhibit 99 to the Form 10-K.

*****
In connection with the foregoing, the Partnership hereby acknowledges that:

-	The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (714) 662-5565, extension 171.

Very truly yours,

/s/Melanie R. Wenk
Melanie R. Wenk
Vice President - Chief Financial Officer,
WNC & Associates, Inc.

cc:           Kristi Marrone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Paul G. Dannhauser, Esq.